Exhibit 99.3

September 28, 2021

Autorité des marchés financiers

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Financial and Consumer Services Commission, New Brunswick

The Manitoba Securities Commission

Nova Scotia Securities Commission

Nunavut Securities Office

Office of the Superintendent of Securities, Northwest Territories

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Service Newfoundland and Labrador

Office of the Yukon Superintendent of Securities

Ontario Securities Commission

Re:    Neptune Wellness Solutions Inc.

Notice of Change of Auditor dated September 23, 2021

Dear Sirs/Mesdames:

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Notice of Change of Auditor and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

Ernst & Young LLP

c.c. The Board of Directors, Neptune Wellness Solutions Inc.

Société membre d’Ernst & Young Global Limited / A member firm of Ernst & Young Global Limited